UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
         ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
AVY Entertainment, Inc.

Legal status of Issuer:

     Form:
     Corporation

     Jurisdiction of Incorporation/Organization:
     California

     Date of Organization:
     May 9, 2018

Physical Address of Issuer:
6020 Lido Ln, Long Beach, CA 90803-4105, United States

Website of Issuer:
https://tempostorm.com/, https://playthebazaar.com

Current Number of Employees:
34

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$7,287,581	$3,589,185
Cash and Cash Equivalents	$891,972	$132,179
Accounts Receivable	$0	$0
Short-term Debt	$4,057,056	$2,116,286
Long-term Debt	$5,403,303	$2,350,000
Revenues/Sales	$1,383,224	$2,194,514
Cost of Goods Sold	$11,687	$848,637
Taxes Paid	$0	$57,008
Net Income	-$2,587,633	-$2,223,360

Annual Report for Form C-AR

of

AVY Entertainment, Inc.

A California corporation

April 29, 2022

AVY ENTERTAINMENT, INC.

AVY Entertainment, Inc., a California corporation ("**Tempo Storm,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://tempostorm.com/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://tempostorm.com/.

The Company must continue to comply with the ongoing reporting requirements until:

    (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Company liquidates or dissolves its business in accordance with applicable state law.

FINANCIAL CONDITION OF AVY ENTERTAINMENT, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of AVY Entertainment, Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $27,339,569 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. The Company expects to use current assets, including cash from its most recent fund raising round, to increase its staffing.

Material Changes and Other Information

The Company raised capital in 2022 and the outstanding convertible notes were converted to Series B Preferred Stock. Additionally, the cash balance of the Company is as listed above.

COMPANY INFORMATION

Issuer Legal Name:	AVY Entertainment, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	California
Date of Organization:	May 9, 2018
Physical Address:	6020 Lido Ln, Long Beach, CA 90803-4105, United States
Web Site:	https://tempostorm.com/, https://playthebazaar.com/
Locations in Which the Company Conducts Business:	in California and worldwide via e-commerce.

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or

principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrey Yanyuk	CEO & Director	Tempo Storm- Founder & CEO, January 2015-Present	N/A
Richard Kim	Director	Galaxy Digital - Managing Director: Apr 2018 - Present. Goldman Sachs - Executive Director: Jul 2015 - May 2018.	Columbia University School of Law, JD (2007). University of Washington, B.A., Economic, Philosophy (2004).
Erin Krell	COO	Tempo Storm - Chief Operating Officer: 2021-Present. 343 Industries - Executive Producer: 2019-2021. Mojang Studios - Executive Producer: 2018-2019.	University of Michigan, Bachelors, Multi-media and film production. New York University, Fihn, Progress towards Bachelors Degree. Montana State University-Bozeman, Masters of Science in Public Relations, Public Relations.

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Andrey Yanyuk	6,798,166/Common Stock & Preferred Stock (on an as-converted basis)	43.7%
Galaxy EOS VC Fund, LP	4,227,194/Preferred Stock	27.2%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Starting as one of the most decorated esports franchises fielding some of the strongest competitive rosters, TempoStorm has since expanded into being a broader gaming media company. Tempo is developing The Bazaar, a cross-platform strategy game designed by some of the industry's most established and successful players. Tempo's

Hollywood studio is home to innovative, bleeding-edge productions specializing in the emerging genre of live interactive content.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Bazaar	The Bazaar is an upcoming cross-platform strategy game designed by some of the industry's most established and successful players.	Everyone worldwide of all ages, with a focus on those with a pre-existing interest in strategy games
Esports	Fielding teams of esports players and support staff to compete professionally in video gaming leagues and tournaments, make publicity appearances at events and conventions, and promote and market products.	Brands looking to market to the modern gaming audience, including game developers and tournament organizers who want to facilitate their own esports leagues and tournaments. Fan bases consisting of everyone worldwide of all ages, with a focus on those with pre-existing interests in video gaming.
Studio production	Fully producing shows out of the company's studio in Hollywood.	Our white label productions serve business-to-business clients that want to run their own show, event, tournament, etc. but do not have the in-house staff or resources to take on all the logistics, so they outsource the project to a production company. Our upcoming 1st party shows are targeting the game livestreaming markets.
Mobile production	Broadcasting events, conventions, travel, etc. live on-site at near-post-production quality with proprietary mobile methods.	Business-to-business clients that want to live broadcast an event, convention, etc. at a quality comparable to post-produced shows.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

While there are companies that we can describe as competitors to Tempo Storm in the esports space, we maintain a competitive advantage by combining the best practices of a number of different entities to create a vertically-integrated esports platform that includes game development, competitive teams, and interactive studio productions. We've cornered the market by creating that ecosystem that many esports teams have approached in development but failed to unify. Other competitors with elements of our offerings include 100 Thieves, Fade 2 Karma (F2K), Activision and Mega Crit Games.

Customer Base

Our demographic for streaming and productions serves a demographic of 18-35 year-olds primarily in North America and Europe with a 70/30 split between male and female. A majority of our users are also home owners and technical professionals. Our game, The Bazaar, is poised to serve a customer base of 18-35 year olds, and a second leading demographic of 35-44 year olds, in North America, APAC, Europe, and South America.

Supply Chain

The Company and its operators have researched significantly it's supply chain, and, while it is dependent on its ability to obtain materials from suppliers, the Company is confident in its ability to source raw goods and other materials from other sources if needed.

Anticipated Business Plan

The Company creates and sells original TV shows and movies and activates its web assets to promote brand partners. The Company intends to discontinue work with brand partners and will continue to sell its media titles and in-game assets for its first video game, The Bazaar, which is expected to launch in Q2 of 2021.

EMPLOYEES

The Company currently has 34 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

1

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Andrey Yanyuk, our CEO & Director, and Erin Krell, our COO. The Company has or intends to enter into employment agreements with Andrey Yanyuk, and Erin Krell, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, enviromnental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

COVID-19 Has affected the Company. From an operational standpoint, COVID-19 did not affect AVY Entertainment, Inc. as much as other companies, as a majority of AVY was already built around and optimized for remote work. However, financially, AVY took a severe hit in revenue. As assessed during our correspondence with the Small Business Administration regarding the Economic Injury and Disaster Loan, the company is estimated to have suffered at least US$550,721.05 of lost revenue during the initial 8-month disaster period including the application and appeal/reconsideration period of the EIDL when compared to the prior year's corresponding non-disaster period. AVY's esports division, managed by the subsidiary Tempo Storm, LLC, fields professional video game players to represent the brand and compete in events and tournaments to earn league participation stipends and prize winnings. AVY pays these players a monthly stipend in exchange for a cut in their esports earnings. During the COVID-19 pandemic, all major events and tournaments were canceled to enforce social distancing in gaming arenas and convention centers. AVY was contractually obligated to continue paying the players their monthly stipends, but received no returns from esports earnings. AVY's influencer division, also managed by the subsidiary Tempo Storm, LLC, contracts public figures who are referred to as "influencers" because they influence the opinions and viewpoints of their fans, and are good candidates for spearheading marketing campaigns. AVY pays a monthly stipend to these influencers to represent the brand and fields advertising offers for these influencers, in exchange for taking a cut of advertising earnings. Due to the uncertainty arising from the COVID-19 pandemic, most advertising partners froze spending. Again, AVY was contractually obligated to continue paying the influencers their monthly stipends, but received no returns from advertising deals. AVY's production division acts as a resource where we leverage our esports and influencer assets to create gaming media in the form of commercials, shorts, documentaries, and other content. We have a production studio located in North Hollywood, which is governed by Los Angeles; we were unable to continue creating productions due to local ordinances for stay-at-home mandates. AVY's production division also sells white-label services, but our business partners froze spending and stopped purchasing production services due to the uncertainty arising from the pandemic. Throughout our inability to use our studio, we received no flexibility on rental payments. AVY's game development division, managed by the subsidiary AVY Games, Inc., was least affected by COVID-19. Throughout the pandemic, we maintained our staff and continued working on developing our first game, The Bazaar. Due to the burn rate increasing in other areas of the company, the company became delinquent on some invoices from game development partners and had to negotiate deadline extensions in order to make all payments.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	15,571,131
Number of shares Outstanding	7,089,346
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	45.671%

Type	Preferred Stock (Series A-1)
Number of shares Authorized	2,042,204
Number of shares Outstanding	1,760,689
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Shares which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	11.343%
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Type	Preferred Stock (Series A-2)
Number of shares Authorized	239,695
Number of shares Outstanding	239,695
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize the issuance of additional Preferred Stock, which would dilute the Securities
Percentage ownership of the Company by the holders of such security.	1.544%
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Type	Preferred Stock (Series B-1)
Number of shares Authorized	1,615,255
Number of shares Outstanding	1,615,255
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Shares which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	10.094%
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Type	Preferred Stock (Series B-2)
Number of shares Authorized	3,187,511
Number of shares Outstanding	3,187,511
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize the issuance of additional Preferred Stock, which would dilute the Securities
Percentage ownership of the Company by the holders of such security.	20.535%
Other Material Terms	Converts to Common Stock on a 1:1 ratio and has a liquidation preference of 1x.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

Type	2019 Equity Incentive Plan
Number of shares Authorized / Outstanding	1,767,981 / 307,500
Voting Rights	1 vote per share upon exercise
Anti-Dilution Rights	None
Other Material Terms	All grants under the plan are generally subject to a typical vesting period.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase its pool of shares reserved under the plan, which would dilute the Securities
Percentage ownership of the Company by the holders of such security	10.814%

*The percentage Interests used throughout this section assume issuance and exercise of all options and stock subject to the equity incentive plan.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$703,562
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Valuation Cap	$30,000,000
Discount Rate	20%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	SBA (EIDL)
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	The Company will commence payments on February 8, 2023 of $2,492 per month.
Maturity Date	30 years from issue date

*No interest has been calculated in determining the fully diluted percentage. Additionally, for all convertible securities, the valuation cap of the security was used if available, or, if none, the valuation cap of the securities last sold via Regulation Crowdfunding. The percentage interests are intended to serve only as a guidepost and are subject to vary depending on the actual conversion terms and the priced round at which the securities convert (or the timing otherwise).

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Convertible Note	$230,000	1	Working Capital	May 14, 2019	Section 4(a)(2)
Series A-1 Preferred Stock	$2,699,998.81	1,520,184	Working Capital	October 3, 2019	Rule 506(b) of Regulation D
Series A-1 Preferred Stock (Via Cancellation of Debt)	$0	240,505	Working Capital	October 3, 2019	Rule 506(b) of Regulation D
Series A-2 Preferred (Via Cancellation of Debt)	$0	239,695	Working Capital	October 3, 2019	Rule 506(b) of Regulation D
Convertible Note	$1,700,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$200,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Working Capital	June 4, 2020	Section 4(a)(2)
Convertible Note	$250,000	1	Working Capital	December 7, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Working Capital	December 7, 2020	Section 4(a)(2)
Convertible Note	$250,000	1	Working Capital	February 7, 2021	Section 4(a)(2)
Convertible Note	$400,000	1	Working Capital	March 22, 2021	Section 4(a)(2)
Convertible Note	$100,000	1	Working Capital	June 17, 2021	Section 4(a)(2)
Convertible Note	$150,000	1	Working Capital	June 17, 2021	Section 4(a)(2)
Common Stock	$1,984.18	9,019	Working Capital	July 22, 2021	Rule 701

1

Convertible Note	$1,070,000	1	Working Capital	August 3, 2021	Section 4(a)(2)
Convertible Note	$714,749.15	1	Working Capital	August 9, 2021	Regulation Crowdfunding
Conunon Stock	$0	350,063	Working Capital	August 25, 2021	Section 4(a)(2)
Common Stock	$14,775.54	77,766	Working Capital	February 3, 2022	Rule 701
Common Stock	$486.59	2,561	Working Capital	February 3, 2022	Rule 701
Series B-1 Preferred Stock	$29,100,000	1,566,797	Working Capital	February 17, 2022	Rule 506(b) of Regulation D
Series B-2 Preferred Stock (Via Cancellation of Debt)	$0	3,187,511	Working Capital	February 17, 2022	Rule 506(b) of Regulation D

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company completed its offering via Regulation Crowdfunding on August 10, 2021. This is the Company's first Form   C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrey Yanyuk
(Signature)

Andrey Yanyuk
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrey Yanyuk
(Signature)

Andrey Yanyuk
(Name)

CEO & Director
(Title)

April 29, 2022
(Date)

/s/Richard Kim
(Signature)

Richard Kim
(Name)

Director
(Title)

April 29, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Andrey Yanyuk, being the CEO of AVY Entertainment, Inc., hereby certify as of the date of this Form C-AR that the financial statements of AVY Entertainment, Inc. included in this Form are true and complete in all material respects.

/s/ Andrey Yanyuk
_____
(Signature)

Andrey Yanyuk
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking [redacted])	0.00
Chase Checking .. [redacted]	889,080.55
Chase Checking .. [redacted]	2,502.33
Chase Savings .. [redacted]	0.59
PayPal Bank [redacted]	388.82
Total Bank Accounts	**$891,972.29**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from [redacted]	1,620,599.61
Due from [redacted]	1,654.00
Due from [redacted]	2,332,528.82
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	15,000.00
Uncategorized Asset	-3,241.11
Undeposited Funds	0.00
Total Other Current Assets	**$3,966,541.32**
Total Current Assets	**$4,858,513.61**
Fixed Assets	
Accumulated Depreciation	-30,953.24
Computer & Gaming equipment	31,098.48
Guitar	1,470.00
Vehicle - [redacted]	16,713.27
Total Fixed Assets	**$18,328.51**
Other Assets	
Accumulated Amortization	-14,721.00
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	2,313,844.32
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	50,000.00
Loan to Shareholders	35,527.75
Security Deposits	26,088.00
Total Other Assets	**$2,410,739.07**
TOTAL ASSETS	**$7,287,581.19**

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Ink Business ..[redacted]	-50,441.70
Chase Ink Business ..[redacted]	-24,851.31
Credit Card ..[redacted]	0.00
Credit Card ..[redacted]	0.00
Total Credit Cards	**$ -75,293.01**
Other Current Liabilities	
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Due to [redacted]	3,954,772.43
Payable - [redacted]	46,405.86
Payroll Liabilities	0.00
Profit Share - [redacted]	50,000.00
Profit Share - [redacted]	75,000.00
SBA Loan #[redacted]	6,170.32
State Tax Payable	0.00
Total Other Current Liabilities	**$4,132,348.61**
Total Current Liabilities	**$4,057,055.60**
Long-Term Liabilities	
Convertible Note - [redacted]	150,000.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	3,600,000.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	100,000.00
Crowd SAFE - Republic	638,402.89
Economic Injury and Disaster Loan (EIDL)	514,900.00
Loan - [redacted]	0.00
Loan Payable to Shareholder	0.00
PayPal Business Loan	0.00
PayPal Working Capital Loan	0.00
Total Long-Term Liabilities	**$5,403,302.89**
Total Liabilities	**$9,460,358.49**

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Additional paid-in capital	3,884,962.81
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68
Common Stock - $0.001 par value; 11,049,880 authorized; 7,000,000 issued and outstanding	7,000.00
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock - $0.001 par value; 2,281,899 authorized;	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Series B	999,982.00
Total Preferred Stock - $0.001 par value; 2,281,899 authorized;	1,001,982.39
Retained Earnings	-4,501,307.21
Net Income	-2,587,632.97
Total Equity	$ -2,172,777.30
TOTAL LIABILITIES AND EQUITY	**$7,287,581.19**

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Activations	17,033.87
Advertising	5,131.14
Website	1,369.04
Total Advertising	6,500.18
Esports	407,529.50
League participation	1,400.00
Player sale income	199.27
Rainbow Six Siege	56,294.52
Total Esports	465,423.29
Merchandise	4,026.80
Partnerships	33,020.00
G FUEL	91,948.31
Total Partnerships	124,968.31
PayPal sales	286.50
Production services	764,984.70
Total Income	**$1,383,223.65**
Cost of Goods Sold	
Merchandising	
Apparel	8,569.70
Merchandise services	2,968.03
Shipping costs	149.08
Total Merchandising	11,686.81
Total Cost of Goods Sold	**$11,686.81**
GROSS PROFIT	**$1,371,536.84**
Expenses	
Automobile, vehicle	257.74
Fuel, mileage	1,892.01
Parking, tolls	744.76
Total Automobile, vehicle	2,894.51
Bank service charges	1,403.15
Computer equipment, electronics (De minimis)	9,305.37
Education, training, market research	4,399.99
Entertainment	1,531.96
Esports team development	5,998.86
Facilities	
Moving	1,663.60
Rent and utilities	212,184.57
Repairs and maintenance	13,275.81
Total Facilities	227,123.98

AVY Entertainment, Inc.

Profit and Loss
January - December 2021

	TOTAL
Gifts	369.64
Independent contractors, outside services	2,358,465.63
Esports players	5,694.88
Game design contractors, vendors	177,508.80
Influencers	2,900.00
Staff contractors	476.39
Total Independent contractors, outside services	**2,545,045.70**
Insurance	3,754.89
Medical insurance	2,300.32
Total Insurance	**6,055.21**
Interest charges, financing costs	741.24
Marketing	10,226.26
Cygames marketing	3,629.97
Total Marketing	**13,856.23**
Meals	24,092.19
Merchant fees	355.30
Miscellaneous purchases	1,907.86
Office supplies, materials	16,247.70
Permits, licenses	85.00
Postage, shipping, delivery	446.50
Production general expenses	16,996.75
Professional services	10,295.00
Legal	35,369.14
Medical	250.00
Total Professional services	**45,914.14**
Rebates	-2,765.13
Reimbursements	249.50
Salaries, wages	1,037,898.80
Software licenses	930.00
Subscriptions	5,193.66
Taxes	
Sales tax	227.00
State tax	16,636.89
Total Taxes	**16,863.89**
Travel and lodging	32,648.55
Transportation	1,134.56
Total Travel and lodging	**33,783.11**
Uncategorized expense	37,872.44
Utilities	3,362.47

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Website, server hosting	5,956.79
Total Expenses	**$4,064,116.81**
NET OPERATING INCOME	$ -2,692,579.97
Other Income	
Other Income	104,947.00
Total Other Income	**$104,947.00**
NET OTHER INCOME	$104,947.00
NET INCOME	$ -2,587,632.97

Unaudited

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase - Checking [redacted]	0.00
Chase - Checking [redacted]	132,039.97
MMA #[redacted]	0.59
PayPal Bank 2	138.15
Total Bank Accounts	**$132,178.71**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from [redacted]	616,338.85
Due from [redacted]	1,165.00
Due from [redacted]	1,286,429.46
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	48,300.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,952,233.31**
Total Current Assets	**$2,084,412.02**
Fixed Assets	
Accumulated Depreciation	-30,953.24
Computer & Gaming equipment	31,098.48
Guitar	1,470.00
Vehicle -[redacted]	16,713.27
Total Fixed Assets	**$18,328.51**
Other Assets	
Accumulated Amortization	-31,721.00
Intangible Asset -[redacted]	0.00
Intangible Asset -[redacted]	1,383,008.90
Intangible Asset -[redacted]	5,998.86
Intangible Asset -[redacted]	50,000.00
Loan to Shareholders	35,607.50
Security Deposits	43,550.00
Total Other Assets	**$1,486,444.26**
TOTAL ASSETS	**$3,589,184.79**

Unaudited

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AVY Credit Card 2877	0.00
Chase - CC (7829)	33,544.52
Chase CC (1211)	0.00
Total Credit Cards	**$33,544.52**
Other Current Liabilities	
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Due to [redacted]	1,903,923.31
Payable - [redacted] Pre Order	46,818.30
Payroll Liabilities	0.00
Profit Share - [redacted]	50,000.00
Profit Share - [redacted]	75,000.00
SBA Loan #[redacted]	7,000.00
State Tax Payable	0.00
Total Other Current Liabilities	**$2,082,741.61**
Total Current Liabilities	**$2,116,286.13**
Long-Term Liabilities	
Convertible Note - [redacted]	100,000.00
Convertible Note - [redacted]	1,950,000.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	100,000.00
Loan - Axos Bank	0.00
Loan Payable to Shareholder	0.00
PayPal Business Loan	0.00
PayPal Working Capital Loan	0.00
Total Long-Term Liabilities	**$2,350,000.00**
Total Liabilities	**$4,466,286.13**
Equity	
Additional paid-in capital	3,884,962.81
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
Common Stock - $0.001 par value; 11,049,880 authorized; 7,000,000 issued and outstanding	7,000.00
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock - $0.001 par value; 2,281,899 authorized;	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Total Preferred Stock - $0.001 par value; 2,281,899 authorized;	2,000.39
Retained Earnings	-2,569,922.47
Net Income	-2,223,359.75
Total Equity	$ -877,101.34
TOTAL LIABILITIES AND EQUITY	**$3,589,184.79**

AVY Entertainment, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
Activations	873,465.58
Advertising Income	6,323.88
G Fuel Income	59,561.71
Gaming Income	798,000.87
Rainbow Six Siege	117,139.75
Total Gaming Income	**915,140.62**
Merchandise income	17,325.06
Partnerships Income	64,893.80
PayPal Sales	0.00
Player Buyout Income	2,000.00
Production Revenue	222,000.00
Sponsorship Income	31,625.00
Website Income	2,178.25
Total Income	**$2,194,513.90**
Cost of Goods Sold	
Merchandise Exp	
Apparel	30,701.98
Cost of Goods Sold	19,057.57
Merchandise Services	2,850.80
Shipping Costs	4,397.95
Total Merchandise Exp	**57,008.30**
Total Cost of Goods Sold	**$57,008.30**
GROSS PROFIT	**$2,137,505.60**
Expenses	
Advertising and marketing	81,930.42
Amortization Exp	3,333.00
Auto expense	262.09
Fuel/Mileage	4,810.88
Tickets & Fines	275.50
Total Auto expense	**5,348.47**
Bank service charges	937.45
Business gifts	1,585.79
Computer & Gaming Exp	27,105.72
Conference	171.89
Deminimis Computer Equipment	23,338.01
Deminimis Furn & Equip	6,951.36
Depreciation Exp	4,892.00
Dues and subscriptions	2,073.05
Education and research	1,870.99
Entertainment	1,085.64

AVY Entertainment, Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Equipment Rental	1,822.47
Gifts & Donations	546.23
Insurance Exp	5,116.68
Health Insurance	17,791.30
Total Insurance Exp	22,907.98
Interest Exp	2,569.06
Legal Expenses	104,449.56
Loan Fees	350.00
Meals	33,567.07
Medical Expense	225.00
Merchant Fees	92.78
Moving Expense	3,381.25
Office Exp	23,817.77
Outside services	2,869,415.60
Consulting Fees	12,753.40
Other outside services	47,328.93
Player Fees	38,339.81
Studio Contractor	13,045.28
Total Outside services	2,980,883.02
Parking & Tolls	533.40
PayPal Fees	496.15
Payroll Expenses	11,151.35
Payroll Tax Exp	39,276.37
Permits, Licenses & Fees	539.00
Player Buyout	29,425.61
Postage & Delivery Exp	1,861.98
Production Expense	41,253.20
Professional Services	91,366.48
Rent expense	62,580.00
Studio Rental	450.00
Total Rent expense	63,030.00
Repairs & Maintenance	19,067.96
Salaries & Wages	358,334.63
Officer's Salary	120,000.00
Total Salaries & Wages	478,334.63
Tax	
Sales Tax	222.00
State	5,666.00
Penalties & Interest	41.00
Total State	5,707.00
Total Tax	5,929.00

AVY Entertainment, Inc.

PROFIT AND LOSS

January - December 2020

	TOTAL
Team Per Diem Expenses	578.75
Telephone, Fax, & Internet Exp	3,092.43
Trade Show Exp	37.40
Travel and lodging	66,626.78
Transportation	1,156.50
Total Travel and lodging	67,783.28
Utilities	25,397.07
Website Exp	226,959.62
Worker's Compensation Insurance	14,461.34
Total Expenses	$4,455,811.00
NET OPERATING INCOME	$ -2,318,305.40
Other Income	
EIDL Grant	7,000.00
Interest income	1,623.65
Other Income	83,322.00
Rental Income	3,000.00
Total Other Income	$94,945.65
NET OTHER INCOME	$94,945.65
NET INCOME	$ -2,223,359.75

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking [redacted])	0.00
Chase Checking ..[redacted]	889,080.55
Chase Checking ..[redacted]	2,502.33
Chase Savings ..[redacted]	0.59
PayPal Bank [redacted]	388.82
Total Bank Accounts	**$891,972.29**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from [redacted]	1,620,599.61
Due from [redacted]	1,654.00
Due from [redacted]	2,332,528.82
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	15,000.00
Uncategorized Asset	-3,241.11
Undeposited Funds	0.00
Total Other Current Assets	**$3,966,541.32**
Total Current Assets	**$4,858,513.61**
Fixed Assets	
Accumulated Depreciation	-30,953.24
Computer & Gaming equipment	31,098.48
Guitar	1,470.00
Vehicle - [redacted]	16,713.27
Total Fixed Assets	**$18,328.51**
Other Assets	
Accumulated Amortization	-14,721.00
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	2,313,844.32
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	50,000.00
Loan to Shareholders	35,527.75
Security Deposits	26,088.00
Total Other Assets	**$2,410,739.07**
TOTAL ASSETS	**$7,287,581.19**

Unaudited

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Ink Business ..[redacted]	-50,441.70
Chase Ink Business ..[redacted]	-24,851.31
Credit Card ..[redacted]	0.00
Credit Card ..[redacted]	0.00
Total Credit Cards	**$-75,293.01**
Other Current Liabilities	
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Due to [redacted]	3,954,772.43
Payable - [redacted]	46,405.86
Payroll Liabilities	0.00
Profit Share - [redacted]	50,000.00
Profit Share - [redacted]	75,000.00
SBA Loan #[redacted]	6,170.32
State Tax Payable	0.00
Total Other Current Liabilities	**$4,132,348.61**
Total Current Liabilities	**$4,057,055.60**
Long-Term Liabilities	
Convertible Note - [redacted]	150,000.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	3,600,000.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	100,000.00
Crowd SAFE - Republic	638,402.89
Economic Injury and Disaster Loan (EIDL)	514,900.00
Loan - [redacted]	0.00
Loan Payable to Shareholder	0.00
PayPal Business Loan	0.00
PayPal Working Capital Loan	0.00
Total Long-Term Liabilities	**$5,403,302.89**
Total Liabilities	**$9,460,358.49**

AVY Entertainment, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Additional paid-in capital	3,884,962.81
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68
Common Stock - $0.001 par value; 11,049,880 authorized; 7,000,000 issued and outstanding	7,000.00
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock - $0.001 par value; 2,281,899 authorized;	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Series B	999,982.00
Total Preferred Stock - $0.001 par value; 2,281,899 authorized;	1,001,982.39
Retained Earnings	-4,501,307.21
Net Income	-2,587,632.97
Total Equity	$ -2,172,777.30
TOTAL LIABILITIES AND EQUITY	$7,287,581.19

AVY Entertainment, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Activations	17,033.87
Advertising	5,131.14
Website	1,369.04
Total Advertising	6,500.18
Esports	407,529.50
League participation	1,400.00
Player sale income	199.27
Rainbow Six Siege	56,294.52
Total Esports	465,423.29
Merchandise	4,026.80
Partnerships	33,020.00
G FUEL	91,948.31
Total Partnerships	124,968.31
PayPal sales	286.50
Production services	764,984.70
Total Income	**$1,383,223.65**
Cost of Goods Sold	
Merchandising	
Apparel	8,569.70
Merchandise services	2,968.03
Shipping costs	149.08
Total Merchandising	11,686.81
Total Cost of Goods Sold	**$11,686.81**
GROSS PROFIT	**$1,371,536.84**
Expenses	
Automobile, vehicle	257.74
Fuel, mileage	1,892.01
Parking, tolls	744.76
Total Automobile, vehicle	2,894.51
Bank service charges	1,403.15
Computer equipment, electronics (De minimis)	9,305.37
Education, training, market research	4,399.99
Entertainment	1,531.96
Esports team development	5,998.86
Facilities	
Moving	1,663.60
Rent and utilities	212,184.57
Repairs and maintenance	13,275.81
Total Facilities	227,123.98

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Gifts	369.64
Independent contractors, outside services	2,358,465.63
Esports players	5,694.88
Game design contractors, vendors	177,508.80
Influencers	2,900.00
Staff contractors	476.39
Total Independent contractors, outside services	**2,545,045.70**
Insurance	3,754.89
Medical insurance	2,300.32
Total Insurance	**6,055.21**
Interest charges, financing costs	741.24
Marketing	10,226.26
Cygames marketing	3,629.97
Total Marketing	**13,856.23**
Meals	24,092.19
Merchant fees	355.30
Miscellaneous purchases	1,907.86
Office supplies, materials	16,247.70
Permits, licenses	85.00
Postage, shipping, delivery	446.50
Production general expenses	16,996.75
Professional services	10,295.00
Legal	35,369.14
Medical	250.00
Total Professional services	**45,914.14**
Rebates	-2,765.13
Reimbursements	249.50
Salaries, wages	1,037,898.80
Software licenses	930.00
Subscriptions	5,193.66
Taxes	
Sales tax	227.00
State tax	16,636.89
Total Taxes	**16,863.89**
Travel and lodging	32,648.55
Transportation	1,134.56
Total Travel and lodging	**33,783.11**
Uncategorized expense	37,872.44
Utilities	3,362.47

AVY Entertainment, Inc.

Profit and Loss

January - December 2021

	TOTAL
Website, server hosting	5,956.79
Total Expenses	$4,064,116.81
NET OPERATING INCOME	$ -2,692,579.97
Other Income	
Other Income	104,947.00
Total Other Income	$104,947.00
NET OTHER INCOME	$104,947.00
NET INCOME	$ -2,587,632.97

Unaudited

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase - Checking [redacted]	0.00
Chase - Checking [redacted]	132,039.97
MMA #[redacted]	0.59
PayPal Bank 2	138.15
Total Bank Accounts	**$132,178.71**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from [redacted]	616,338.85
Due from [redacted]	1,165.00
Due from [redacted]	1,286,429.46
Loan to Contractor	0.00
Payroll Advance	0.00
Prepaid Expenses	0.00
Prepaid Rent	48,300.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,952,233.31**
Total Current Assets	**$2,084,412.02**
Fixed Assets	
Accumulated Depreciation	-30,953.24
Computer & Gaming equipment	31,098.48
Guitar	1,470.00
Vehicle - [redacted]	16,713.27
Total Fixed Assets	**$18,328.51**
Other Assets	
Accumulated Amortization	-31,721.00
Intangible Asset - [redacted]	0.00
Intangible Asset - [redacted]	1,383,008.90
Intangible Asset - [redacted]	5,998.86
Intangible Asset - [redacted]	50,000.00
Loan to Shareholders	35,607.50
Security Deposits	43,550.00
Total Other Assets	**$1,486,444.26**
TOTAL ASSETS	**$3,589,184.79**

Unaudited

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AVY Credit Card 2877	0.00
Chase - CC (7829)	33,544.52
Chase CC (1211)	0.00
Total Credit Cards	**$33,544.52**
Other Current Liabilities	
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	0.00
Due to [redacted]	1,903,923.31
Payable - [redacted] Pre Order	46,818.30
Payroll Liabilities	0.00
Profit Share - [redacted]	50,000.00
Profit Share - [redacted]	75,000.00
SBA Loan #[redacted]	7,000.00
State Tax Payable	0.00
Total Other Current Liabilities	**$2,082,741.61**
Total Current Liabilities	**$2,116,286.13**
Long-Term Liabilities	
Convertible Note - [redacted]	100,000.00
Convertible Note - [redacted]	1,950,000.00
Convertible Note - [redacted]	0.00
Convertible Note - [redacted]	200,000.00
Convertible Note - [redacted]	100,000.00
Loan - Axos Bank	0.00
Loan Payable to Shareholder	0.00
PayPal Business Loan	0.00
PayPal Working Capital Loan	0.00
Total Long-Term Liabilities	**$2,350,000.00**
Total Liabilities	**$4,466,286.13**
Equity	
Additional paid-in capital	3,884,962.81
AVY GAMES - Common Stock - $0.0001 par value; 100,000 authorized, issued and outstanding	10.00
Capital stock	22,207.68

AVY Entertainment, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
Common Stock - $0.001 par value; 11,049,880 authorized; 7,000,000 issued and outstanding	7,000.00
Opening Balance Equity	0.00
Owner Draw	0.00
Preferred Stock - $0.001 par value; 2,281,899 authorized;	
Series A-1 - 2,042,204 authorized; 1,760,689 issued and outstanding	1,760.69
Series A-2 - 239,695 authorized, issued and outstanding	239.70
Total Preferred Stock - $0.001 par value; 2,281,899 authorized;	2,000.39
Retained Earnings	-2,569,922.47
Net Income	-2,223,359.75
Total Equity	$ -877,101.34
TOTAL LIABILITIES AND EQUITY	**$3,589,184.79**

AVY Entertainment, Inc.

PROFIT AND LOSS

January - December 2020

	TOTAL
Income	
Activations	873,465.58
Advertising Income	6,323.88
G Fuel Income	59,561.71
Gaming Income	798,000.87
Rainbow Six Siege	117,139.75
Total Gaming Income	**915,140.62**
Merchandise income	17,325.06
Partnerships Income	64,893.80
PayPal Sales	0.00
Player Buyout Income	2,000.00
Production Revenue	222,000.00
Sponsorship Income	31,625.00
Website Income	2,178.25
Total Income	**$2,194,513.90**
Cost of Goods Sold	
Merchandise Exp	
Apparel	30,701.98
Cost of Goods Sold	19,057.57
Merchandise Services	2,850.80
Shipping Costs	4,397.95
Total Merchandise Exp	**57,008.30**
Total Cost of Goods Sold	**$57,008.30**
GROSS PROFIT	**$2,137,505.60**
Expenses	
Advertising and marketing	81,930.42
Amortization Exp	3,333.00
Auto expense	262.09
Fuel/Mileage	4,810.88
Tickets & Fines	275.50
Total Auto expense	**5,348.47**
Bank service charges	937.45
Business gifts	1,585.79
Computer & Gaming Exp	27,105.72
Conference	171.89
Deminimis Computer Equipment	23,338.01
Deminimis Furn & Equip	6,951.36
Depreciation Exp	4,892.00
Dues and subscriptions	2,073.05
Education and research	1,870.99
Entertainment	1,085.64

AVY Entertainment, Inc.

PROFIT AND LOSS

January - December 2020

	TOTAL
Equipment Rental	1,822.47
Gifts & Donations	546.23
Insurance Exp	5,116.68
Health Insurance	17,791.30
Total Insurance Exp	**22,907.98**
Interest Exp	2,569.06
Legal Expenses	104,449.56
Loan Fees	350.00
Meals	33,567.07
Medical Expense	225.00
Merchant Fees	92.78
Moving Expense	3,381.25
Office Exp	23,817.77
Outside services	2,869,415.60
Consulting Fees	12,753.40
Other outside services	47,328.93
Player Fees	38,339.81
Studio Contractor	13,045.28
Total Outside services	**2,980,883.02**
Parking & Tolls	533.40
PayPal Fees	496.15
Payroll Expenses	11,151.35
Payroll Tax Exp	39,276.37
Permits, Licenses & Fees	539.00
Player Buyout	29,425.61
Postage & Delivery Exp	1,861.98
Production Expense	41,253.20
Professional Services	91,366.48
Rent expense	62,580.00
Studio Rental	450.00
Total Rent expense	**63,030.00**
Repairs & Maintenance	19,067.96
Salaries & Wages	358,334.63
Officer's Salary	120,000.00
Total Salaries & Wages	**478,334.63**
Tax	
Sales Tax	222.00
State	5,666.00
Penalties & Interest	41.00
Total State	**5,707.00**
Total Tax	**5,929.00**

AVY Entertainment, Inc.

PROFIT AND LOSS

January - December 2020

	TOTAL
Team Per Diem Expenses	578.75
Telephone, Fax, & Internet Exp	3,092.43
Trade Show Exp	37.40
Travel and lodging	66,626.78
Transportation	1,156.50
Total Travel and lodging	67,783.28
Utilities	25,397.07
Website Exp	226,959.62
Worker's Compensation Insurance	14,461.34
Total Expenses	**$4,455,811.00**
NET OPERATING INCOME	$ -2,318,305.40
Other Income	
EIDL Grant	7,000.00
Interest income	1,623.65
Other Income	83,322.00
Rental Income	3,000.00
Total Other Income	**$94,945.65**
NET OTHER INCOME	$94,945.65
NET INCOME	$ -2,223,359.75